As filed with the Securities and Exchange Commission on June 4, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Coeur d’Alene Mines Corporation

(Exact name of registrant as specified in its charter)

Idaho	82-0109423
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 Coeur d’Alene Mines Building

505 Front Avenue
Coeur d’Alene, Idaho 83814
(208) 667-3511
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Dennis E. Wheeler

Chairman of the Board, President and Chief Executive Officer
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
(208) 667-3511
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew E. Bogen, Esq.

Timothy J. Hart, Esq.
Gibson, Dunn & Crutcher, LLP
333 South Grand Avenue
Los Angeles, California 90071
(213) 229-7000

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:     ☐

      If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:     ☑

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:     ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum		Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price		Aggregate	Registration
Securities to be Registered	Registered	Per Unit		Offering Price	Fee

13 3/8% Convertible Senior Subordinated Notes due December 31, 2003	$21,479,000 principal amount	100	%(1)	$21,479,000(1)	$1,976.07(3)

Common Stock(2)(6)	15,910,365 shares	None(4)		None(4)	None(4)

Common Stock(5)(6)	2,823,480 shares	$1.79(7)		$5,054,029.50	$464.97(3)

(1)	Estimated pursuant to Rule 457(a) solely for the purpose of computing the registration fee.

(2)	There is being registered hereunder the number of shares of common stock that may be issued upon conversion of the 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 registered hereunder.

(3)	All of this amount was previously paid in connection with Coeur d’Alene Mines Corporation’s registration statement on Form S-4 initially filed with the Commission on June 20, 2001 (File No. 333-63472) and is being applied towards the currently due filing fee pursuant to Rule 457(p).

(4)	Pursuant to Rule 457(i) of the rules and regulations under the Securities Act of 1933, as amended, the registration fee is calculated on the basis of the proposed offering price of the 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 alone.

(5)	Consists of an estimated number of shares of common stock that would be issued by the Registrant as interest on the 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 in lieu of cash from issuance until maturity of the 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 if the Registrant elects to pay interest in shares rather than cash.

(6)	Includes the associated right to purchase Series B Junior Preferred Stock.

(7)	Estimated in accordance with Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the amount of the registration fee based on the average of the high and low prices of the common stock as reported on the New York Stock Exchange on May 30, 2002.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 4, 2002

PROSPECTUS

Coeur d’Alene Mines Corporation

13 3/8% Convertible Senior Subordinated Notes

due December 31, 2003 and Common Stock

        This prospectus provides a description of the 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 and common stock that the selling securityholders may offer from time to time. Each time the selling securityholders sell securities, we will provide a supplement to this prospectus that contains specific information about the offering. Coeur d’Alene Mines Corporation will not receive any of the proceeds of the securities sold hereunder or in a prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

      Our common stock is listed on the New York Stock Exchange under the symbol “CDE.”

       Investing in our securities involves a high degree of risk. See “Risk Factors” or “Certain Factors Affecting Our Operations” contained in the “Business” section of our filings with the SEC and the applicable prospectus supplement.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This date of this prospectus is                     , 2002

ABOUT THIS PROSPECTUS
FORWARD LOOKING STATEMENTS
THE COMPANY
REGISTRATION RIGHTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF NOTES
DESCRIPTION OF COMMON STOCK
SELLING SECURITYHOLDERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF DOCUMENTS BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT 4(E)
EXHIBIT 12
EXHIBIT 23(A)
EXHIBIT 25
EXHIBIT 99(B)

      No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall, under any circumstances, create any implicitation that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

      Unless we specify otherwise, references in this prospectus to “Coeur,” “we,” “us” and “our” are to Coeur d’Alene Mines Corporation and its consolidated subsidiaries.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, the selling securityholders may sell up to $21,479,000 principal amount of 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 (the “notes”) and common stock issued upon conversion of the notes (the “common stock”).

      This prospectus provides a description of the securities that may be offered from time to time. Each time the selling securityholders sell securities pursuant to this prospectus, they will describe specific information about the offering in a prospectus supplement, which we will deliver with this prospectus. Such prospectus supplement may also add, update or change the information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

      The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission, or “SEC”, web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

FORWARD LOOKING STATEMENTS

(Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

      Some of the information included in this prospectus and other materials filed or to be filed by us with the Commission (as well as information included in oral statements or other written statements made or to be made by us or our representatives) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans.

      From time to time, oral or written forward-looking statements are also included in our reports on Forms 10-K, 10-Q and 8-K, press releases and other materials released to the public. Although we believe, at the time made, that the expectations reflected in all of these forward-looking statements are and will be reasonable, any or all of the forward-looking statements in this prospectus, our Annual Report on Form 10-K and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this prospectus, certain of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Commission on Forms 10-K, 10-Q and 8-K.

THE COMPANY

General

      Coeur d’Alene Mines Corporation is the largest primary silver producer in North America and is engaged through its subsidiaries in the operation and/or ownership, development and exploration of silver and gold mining properties and companies located primarily within the United States (Nevada, Idaho and Alaska) and South America (Bolivia, Chile and Argentina). In 2001, we produced approximately 10.9 million ounces of silver and approximately 96,000 ounces of gold.

      Our principal silver mines are located in Nevada (the Rochester Mine) and in the Silver Valley region of northern Idaho (the Galena Mine). In addition, we own or lease, either directly or through our subsidiaries, silver and gold mines in Bolivia (the San Bartolomé silver project), in southern Chile (the Cerro Bayo Mine), in Argentina (the Martha Mine) and in Alaska (the Kensington Property). We also control promising properties with significant silver exploration potential close to our existing mining operations. Our customers are primarily bullion trading banks that purchase silver and gold from us and then sell these metals to end users for use in industry applications such as electronic circuitry, in jewelry and silverware production and in the manufacture and development of photographic film.

      We were incorporated in Idaho in 1928. Our principal executive office is located at 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83814 and our telephone number is (208) 667-3511.

Our Strategy

      Our business strategy is to capitalize on the ore reserve/ mineralized material bases located at our operating mines and the expertise of our management team to become the leading primary silver production company through long-term, cash flow generating growth. The principal elements of our business strategy are as follows: (i) increase our silver production and reserves in order to remain the nation’s largest primary silver producer and one of the world’s larger primary silver producers; (ii) decrease cash costs and increase production at our existing silver mining operations; (iii) acquire operating mines, exploration and/or development properties with a view to reducing our cash and total costs, provide short-term positive cash flow return and expand our silver production base and reserves; and (iv) continue to explore for new silver discoveries primarily near our existing mine sites.

      Closely related to this operational strategy is our goal of returning Coeur to profitability. As part of our strategy to achieve this goal, management has adopted a plan to reduce our outstanding indebtedness. As of the date hereof, we have approximately $141.2 million aggregate principal amount of convertible subordinated indebtedness outstanding, including the notes. The indebtedness represented by the debentures constitutes substantially all of our indebtedness and matures beginning in June 2002 through October 2005.

Recent Developments

      Since the beginning of 2002, we have entered into a series of individually negotiated exchanges under Section 3(a)(9) of the Securities Act, in which an aggregate of $14.8 million principal amount of our existing debentures have been exchanged for 15.3 million shares of our common stock. In addition, a total of $11.7 million principal amount of our 13 3/8% Convertible Senior Subordinated Notes due 2003 issued in July 2001 have been voluntarily converted into 8.6 million shares of our common stock pursuant to the terms of the indenture related thereto.

      On May 31, 2002, we consummated our previously announced transaction to issue $21.5 million principal amount of the notes for $16.0 million in proceeds. We plan to use $10.0 million of the proceeds from the sale of the notes to pay the entire $9.4 million principal amount plus accrued interest of our 6% Convertible Subordinated Debentures expected to be outstanding when they mature on June 10, 2002.

REGISTRATION RIGHTS

      In connection with the initial purchase and sale of the notes, we entered into a registration rights agreement, dated as of May 31, 2002 (the “registration rights agreement”), with the persons listed in this prospectus under the heading “Selling Securityholders,” in which we agreed, at our sole expense, to file with the SEC the registration statement of which this prospectus forms a part. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

USE OF PROCEEDS

      The selling securityholders are offering all of the notes and common stock covered by this prospectus. We will not receive any proceeds from the sale of the notes or the common stock in this offering.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

											Three Months
	Years Ended December 31,										Ended March 31,

	1997		1998		1999		2000		2001		2001		2002

											(unaudited)
Ratio of earnings to fixed charges	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A

      Our earnings were inadequate to cover fixed charges for each of the last five years and the most recent interim three-month period. Earnings were insufficient to cover fixed charges in the following amounts: $18.1 million in 1997; $239.1 million in 1998; $33.3 million in 1999; $63.6 million in 2000; $51.3 million in 2001, $11.2 million in the three months ended March 31, 2001; and $11.9 million in the three months ended March 31, 2002.

      For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges, and fixed charges consist of interest and that portion of rent deemed representative of interest. Fixed charges consist of interest, preferred stock dividends and that portion of rent deemed representative of interest.

DESCRIPTION OF NOTES

General

      The notes were issued under an indenture dated as of May 31, 2002, between us and The Bank of New York, as trustee. The following description is a summary of the material provisions of the notes and the indenture. This summary is subject to and is qualified by reference to all of the provisions of the indenture. A copy of the indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. As used in this “Description of Notes” section, references to “Coeur d’Alene Mines Corporation,” “we,” “our” or “us” refer solely to Coeur d’Alene Mines Corporation and do not include any current or future subsidiary of Coeur d’Alene Mines Corporation.

      The notes are unsecured senior subordinated obligations of Coeur d’Alene Mines Corporation. The notes are subordinated to all our senior debt, but senior in right of payment to Coeur d’Alene Mines Corporation’s 6 3/8% Convertible Subordinated Debentures due January 31, 2004, 7 1/4% Convertible Subordinated Debentures due October 31, 2005 (together, the “debentures”) and 6% Convertible Subordinated Debentures due June 10, 2002. The notes rank pari passu with our currently outstanding 13 3/8% Convertible Senior Subordinated Notes due 2003 issued under that certain indenture dated as of August 1, 2001 between us and The Bank of New York (the “existing notes”). There are no financial covenants in the indenture. The notes are effectively subordinated in right of payment to all indebtedness and liabilities of our subsidiaries.

Principal, Maturity and Interest

      The notes bear interest at 13 3/8% per year and mature on December 31, 2003.

•	We have issued $21,479,000 aggregate principal amount of notes.

      We will pay interest on the notes semi-annually on June 30, and December 31 to record holders at the close of business on June 15 and December 15, respectively. Interest will be payable in cash, common stock or a combination of cash and common stock, at our option. If we elect to pay interest in common stock, the shares of common stock will be valued at 90% of the average of the closing prices for the five trading days immediately preceding the second trading day prior to the interest payment date. We will provide holders notice of our election to pay interest in common stock instead of cash no later than the record date prior to such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      We will pay principal and interest on the notes at the office or agency we maintain for such purpose in the Borough of Manhattan, The City of New York, which shall initially be the office of the trustee. At our option, however, we may pay interest by check mailed to your address as it appears in the notes register.

      If we elect to make a payment in common stock instead of cash with respect to any payment under the terms of the indenture that permits such election, we may either pay cash for any fractional shares or round the fractional share up to the nearest whole share.

      The notes were issued:

•	in fully-registered form;

•	without interest coupons; and

•	in denominations of $1000 and multiples of $1000.

Original Issue Discount

      The notes bear a legend stating that, for the purposes of Sections 1272, 1273 and 1275 of the Internal Revenue Code of 1986, as amended, the notes were issued with original issue discount and that the corporate secretary of Coeur d’Alene Mines Corporation will, beginning no later than June 10, 2002, promptly make available to holders upon request the issue price, the amount of original issue discount, the issue date, the yield to maturity and the comparable yield and projected payment schedule with respect to the notes.

Conversion Rights

      You may convert your note at any time prior to maturity, in whole or in part, into shares of common stock at a price of $1.35, subject to adjustment as described below. If a note is called for redemption, the conversion right will terminate at the close of business on the last business day prior to the redemption date. Except as described below, we will make no adjustment for interest accrued on notes or for dividends on any common stock issued prior to the conversion date.

We May Elect to Automatically Convert the Notes if our Stock Price Hits a Specific Target

      We may elect to automatically convert the notes at any time prior to maturity if the closing price of our common stock has exceeded 200% of the conversion price for at least 20 trading days during a consecutive 30-day trading period. Notice of automatic conversion must be given within five trading days of such 30-day period. We refer to this as an “automatic conversion.” The notice of automatic conversion must be given not more than 30 and not less than 15 days prior to the date of automatic conversion.

      If an automatic conversion occurs prior to the maturity of the notes we will pay additional interest in cash or, at our option, in shares of our common stock to holders of notes. If we elect to pay the additional interest in shares of our common stock, the shares of common stock will be valued at 90% of the average of the closing price of our common stock for the five trading days immediately preceding the second trading day preceding the conversion date. For each $1,000 principal amount of notes, this additional interest shall be equal to the sum of (i) $200.625 and (ii) the amount of interest payable per $1,000 principal amount of notes from the date of issuance to June 30, 2002, less any interest actually paid on the notes on or prior to the conversion date. We will specify in the automatic conversion notice whether we will pay the additional interest in cash or common stock. Our ability to pay additional interest in common stock will be subject to certain conditions set forth in the indenture.

      If you convert your notes after a regular record date and prior to the next interest payment date, you will have to pay us interest unless the notes are called for redemption (but in no circumstance will you be required to pay us any additional interest or additional voluntary conversion interest). Except for any required payments of additional interest or additional voluntary conversion interest, we will not make any payment or adjustment for interest or dividends upon conversion. If you convert your notes, you will not be entitled to receive any dividends payable to holders of common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion but will instead make a cash adjustment for any fractional share interest.

      You will not be required to pay any stamp, transfer, documentary or similar taxes or duties upon conversion but will be required to pay any stamp or transfer tax or duty if the common stock issued upon conversion of the note is in a name other than your name. Certificates representing shares of common stock will not be issued or delivered unless all stamp or transfer taxes and duties, if any, payable by the holder have been paid.

Adjustments to Conversion Price and Rate

      We will adjust the conversion price if:

(1) we issue shares of our common stock as a dividend or distribution on our common stock;

(2) we issue to substantially all holders of our common stock rights or warrants to subscribe for or purchase our common stock or securities convertible into our common stock at less than the current market price of our common stock, provided the conversion rate will be readjusted if these rights or warrants are not exercised prior to expiration;

(3) we subdivide or combine our outstanding common stock;

(4) we distribute to all holders of our common stock, shares of our capital stock other than common stock, evidences of indebtedness of Coeur d’Alene Mines Corporation, or assets, including securities, but excluding:

•	those dividends and distributions listed in (1) above;

•	those rights and warrants listed in (2) above or (7) below; and

•	all-cash distributions listed in (5) below;

(5) we distribute, by dividend or otherwise, cash to all holders of our common stock in an aggregate amount that, together with the aggregate of any other cash distributions made within the preceding 12 months that did not trigger a conversion price adjustment and all excess payments in respect of each tender offer or other negotiated transaction by us or any of our subsidiaries for common stock concluded within the preceding 12 months that did not trigger a conversion price adjustment, exceeds 15% of our market capitalization;

(6) we pay an excess payment in respect of a tender offer or other negotiated transaction by us or any of our subsidiaries for our common stock, if the aggregate of such excess payment, together with (A) any cash and other consideration payable in a tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of such tender offer that did not trigger a conversion price adjustment and (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of such tender offer that did not trigger a conversion price adjustment, exceeds 15% of our market capitalization upon the expiration of such tender offer; and

(7) we distribute to substantially all holders of our common stock rights or warrants to subscribe for securities, other than those securities referred to in clause (2) above; and

(8) we effect a reverse stock split of our common stock prior to 90 days after the SEC has declared the registration statement of which this prospectus forms a part effective.

      We reserve the right to make reductions in the conversion price in addition to those specified above as we consider advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not make any conversion rate adjustment until the cumulative adjustments amount to 1.0% or more of the conversion price. We will compute any adjustments to the conversion rate pursuant to this paragraph and will give you notice by mail of any adjustments.

      Under the provisions of our rights agreement, holders will receive, in addition to the common stock issuable upon such conversion, the rights, whether or not the rights have separated from the common stock at the time of the conversion. In addition, if we implement a new shareholder rights plan, this new rights plan must provide that upon conversion of your notes you will receive, in addition to the common stock issuable upon such conversion, the rights whether or not such rights have separated from the common stock at the time of such conversion.

      If we reclassify or change our outstanding common stock, consolidate or merge with or into another person, or we sell or convey all or substantially all of our assets, or are a party to a merger that reclassifies or changes our outstanding common stock, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property holders of notes would have owned immediately after the transaction if the holders had converted the notes immediately before the effective date of the transaction. If rights or warrants expire unexercised, the conversion price shall be readjusted to take into account the actual number of rights or warrants that were exercised.

      “Current market price” per share of common stock on any date shall be deemed to be the average of the daily market prices for the shorter of:

•	the 30 consecutive business days ending on the last full trading day on the exchange or market referred to in determining such daily market prices prior to the time of determination; or

•	the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such other distribution or negotiated transaction through such last full trading day on the exchange or market referred to in determining such daily market prices prior to the time of determination.

      “Excess payment” means the excess of:

•	the aggregate of the cash and fair market value of other consideration paid by us or any of our subsidiaries with respect to the shares acquired in a tender offer or other negotiated transaction, over

•	the daily market price of such acquired shares on the trading day immediately after giving effect to the completion of such tender offer or other negotiated transaction.

      “Market capitalization” means the product of the current market price per share on the date fixed for the determination of stockholders entitled to receive such distribution or expiration of such tender offer, as the case may be, times the number of shares of our common stock outstanding on such date.

      We may from time to time reduce the conversion price by any amount for any period of at least 20 days if our board of directors has made a determination that such reduction would be in our best interests, which determination shall be conclusive. We will give at least 15 days’ notice of any proposed reduction.

      If we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes and the number of shares into which notes are convertible is increased as a result of above antidilution provisions, this increase may be deemed to be a payment of a taxable dividend to holders.

Payment of Additional Interest upon Voluntary Conversion Prior to Maturity of the Notes

      If you elect to convert your notes at any time on or prior to maturity of the notes, you will receive a payment of additional interest upon conversion so long as we have not previously mailed an automatic conversion notice to holders. We will pay additional interest upon conversion for each $1,000 principal amount of notes converted equal to the sum of (i) $200.625 and (ii) the amount of interest payable per $1,000 principal amount of notes from the date of issuance to June 30, 2002, less any interest actually paid on the notes on or prior to the conversion date, payable in cash or, at our option, in common stock, valued at 90% of the average of the closing price of our common stock for the five trading days immediately preceding the second trading day preceding the conversion date, subject to a minimum valuation equal to the conversion price. Our ability to pay additional interest in common stock will be subject to certain conditions set forth in the indenture.

Subordination

      The notes are subordinate in right of payment to all of our senior debt. However, the notes will be senior in right of payment to the debentures. Except as provided below under the caption “Additional Covenants,” neither we nor our subsidiaries are limited from incurring senior debt or other indebtedness under the indenture. In addition, the notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

      We shall not make any payment on the notes nor shall we redeem, purchase or acquire the notes unless:

•	we have paid all amounts due on senior debt; and

•	at the time of any payment, redemption, purchase or acquisition, there shall not be any default under the senior debt that shall not have been cured or waived that shall have resulted in the full amount of the senior debt being declared due and payable.

      If holders of designated senior debt notify us and the trustee pursuant to a payment blockage notice that a default has occurred that permits them to accelerate the maturity of the designated senior debt, we may not make any payment on the notes or purchase, redeem or acquire the notes for the period (the “payment blockage period”) commencing on the date notice is received and ending on the earlier of:

•	the date on which the event of default under the designated senior debt shall have been cured or waived; or

•	180 days from the date notice is received.

      We may resume payments on the notes after the end of such payment blockage period, unless the holders of the designated senior debt shall have accelerated the maturity of the designated senior debt. Not more than one payment blockage notice may be given in any consecutive 360-day period.

      Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of Coeur d’Alene Mines Corporation or acceleration of the notes because of an event of default, we must pay all senior debt in full before the holders of the notes are entitled to any payments.

      If payment of the note is accelerated because of an event of default, either we or the trustee shall promptly notify the holders of senior debt of the acceleration. We may not make any payments on the notes until five days after the holders of senior debt receive notice of such acceleration. Thereafter, we may pay the notes only if the subordination provisions of the indenture otherwise permit payment at that time.

      As a result of these subordination provisions, in the event of our insolvency, holders of notes may recover ratably less than our general creditors.

Definitions

      “Designated senior debt” means our obligations under any of our senior debt of at least $10.0 million that is specifically designated by us as “designated senior debt.”

      “Indebtedness” means all of our obligations:

(1) for borrowed money, including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on our assets which is:

•	given to secure all or part of the purchase price of property, whether given to the vendor of such property or to another; or

•	existing on property at the time of the acquisition of the property;

(2) evidenced by a note, debenture, bond or other written instrument;

(3) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document, including a purchase agreement, which provides that such person is contractually obligated to purchase or to cause a third party to purchase such leased property;

(4) in respect of letters of credit, bank guarantees or bankers’ acceptances;

(5) with respect to indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which our property or assets are subject, whether or not the obligation secured thereby shall have been assumed or guaranteed by us or shall otherwise be our legal liability;

(6) in respect of the balance of deferred and unpaid purchase price of any property or assets;

(7) under any interest rate or currency swap agreement, cap, floor and collar agreement, spot and forward contract and similar agreements or arrangements;

(8) with respect to any obligation of others of the type described in the preceding clauses (1) through (7) above or under clause (9) below assumed by or guaranteed in any manner by us or in effect guaranteed by us through an agreement to purchase, including, without limitation, “take or pay” and similar arrangements, and our obligations under any such assumptions, guarantees or other such arrangements; and

(9) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the above.

      “Senior debt” means the principal of, interest on, fees, costs and expenses or other amounts due on indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by us, unless, in the instrument creating or evidencing or pursuant to which indebtedness is outstanding, it is expressly provided that the indebtedness is not senior in right of payment to the notes. Senior debt includes interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Coeur d’Alene Mines Corporation, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. However, senior debt shall not include:

•	indebtedness of or amounts owed by us for compensation to employees, or for goods, services or materials purchased in the ordinary course of business;

•	indebtedness of Coeur d’Alene Mines Corporation to a subsidiary of Coeur d’Alene Mines Corporation;

•	the debentures;

•	our existing notes; or

•	the notes.

Additional Covenants

Incurrence of Senior Debt or Pari Passu Debt

      During the period beginning on the date of issuance and ending February 28, 2003, neither Coeur d’Alene Mines Corporation nor any of its subsidiaries may, without the prior written consent of the holders of notes representing at least sixty percent (60%) of the then outstanding principal amount of the notes, (i) incur any indebtedness which is senior debt or incur any pari passu debt if the consideration for any such incurrence is other than cash or (ii) incur for cash consideration any indebtedness which is senior debt or incur any pari passu debt if the proceeds of such incurrence are to be used, directly or indirectly, to prepay, redeem or retire any of the debentures or the existing notes (or any refinancings thereof).

Incurrence of Indebtedness and Issuance of Equity Notes

      During the period (x) beginning on the date of issuance and ending upon the effectiveness of the registration statement of which this prospectus forms a part and (y) beginning on any date on which the registration statement of which this prospectus forms a part ceases to be effective or usable by the selling securityholders identified in the registration rights agreement for any reason for periods other than the mutually-agreed blackout periods contemplated by the registration rights agreement, neither Coeur d’Alene Mines Corporation nor any of its subsidiaries may, without the prior written consent of the holders of notes representing at least sixty percent (60%) of the then outstanding principal amount of the notes, incur any indebtedness or issue any equity securities, except for issuances of equity securities pursuant to existing requirements (as of May 31, 2002) of Coeur d’Alene Mines Corporation’s obligations under (i) the debentures, the existing notes or Coeur d’Alene Mines Corporation’s 6% Convertible Subordinated Debentures due June 10, 2002 that were outstanding on May 13, 2002; (ii) Coeur d’Alene Mines Corporation’s employee benefit plans existing on May 13, 2002; and (iii) the notes.

Senior Debt

      Nothing in the indenture prohibits or restricts Coeur d’Alene Mines Corporation (or any of its subsidiaries) from incurring senior debt and granting liens against the assets of Coeur d’Alene Mines Corporation and its subsidiaries to secure such senior debt, provided that neither Coeur d’Alene Mines Corporation nor any of its subsidiaries may use any proceeds received from the incurrence of any such secured senior debt, directly or indirectly, to pay, redeem or retire any of the debentures or existing notes (or any refinancings thereof).

Optional Redemption

      At any time on or after July 27, 2003, we may redeem the notes, in whole or in part, upon not less than 30 nor more than 40 days’ prior notice by mail, at the following redemption prices, expressed as a percentage of principal amount:

Redemption
Date	Price

Beginning on July 27, 2003 and ending on December 30, 2003	102.675%
December 31, 2003	100.000%

      In each case, we will pay accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date.

      If we redeem less than all the notes, the trustee will select the notes to be redeemed in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not so listed, on a pro rata basis. If any note is to be redeemed in part, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder’s note is selected for partial redemption and the holder converts a portion of such note, the converted portion shall be deemed to be taken from the portion selected for redemption. On or after the redemption date, interest will cease to accrue on the notes called for redemption.

      We will not be required to make mandatory redemption or sinking fund payments on the notes.

Repurchase at the Option of Holders

      If a designated event occurs prior to the maturity of the notes, you shall have the right to require us to repurchase your notes at a purchase price equal to 100% of the principal amount to be repurchased, together with accrued and unpaid interest to the designated event payment date. Holders also will receive an amount for each $1,000 principal amount of notes repurchased, payable in cash, equal to the sum of (i) $200.625 and (ii) the amount of interest payable per $1,000 principal amount of notes from the date of issuance to June 30, 2002, less any interest actually paid on or prior to the designated event payment date. We refer to this as the “designated event payment.”

      Within 30 days following any designated event, we will mail a notice to each holder stating:

(1) that the designated event offer is being made pursuant to the designated event provisions of the indenture;

(2) that all notes tendered will be accepted for payment;

(3) the purchase price and the designated event payment date, such date to be no earlier than 30 days nor later than 40 days from the date the designated event notice is mailed;

(4) that any notes not tendered will continue to accrue interest;

(5) that all notes accepted for payment shall cease to accrue interest after the designated event payment date, unless we fail to pay the designated event payment;

(6) that holders electing to have their notes purchased by us will be required to surrender the notes to the paying agent at the address specified in the notice prior to the close of business on the third business day preceding the designated event payment date;

(7) that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the second business day preceding the designated event payment date, a telegram, telex, facsimile transmission or letter setting forth the following:

•	the name of the holder;

•	the principal amount of notes delivered for purchase; and

•	a statement that the holder is withdrawing their election to have the notes purchased;

(8) that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, such unpurchased portion to be equal to $1,000 or a multiple of $1,000.

      We will comply with any applicable requirements of Rules 13e-4 and 14e-1 under the Exchange Act in connection with any repurchase of the notes upon a designated event.

      On the designated event payment date, we will:

•	accept for payment notes tendered pursuant to the designated event offer;

•	deposit with the paying agent the designated event payment for all tendered notes; and

•	deliver to the trustee the notes together with an officers’ certificate stating that the notes or portions thereof have been accepted for payment by us in accordance with the designated event provisions of the indenture.

      If we accept the notes that you have tendered upon a designated event, the paying agent shall promptly mail to you the purchase price. In addition, the trustee shall promptly authenticate and mail to you a new note for any unpurchased portion of the notes surrendered, provided that the new note is in a principal amount of $1,000 or a multiple of $1,000. We will publicly announce the results of the designated event offer after the designated event payment date. However, we may not have sufficient financial resources to repurchase the notes upon a designated event.

      The indenture does not contain any other provisions that permit you to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring except as set forth in this section.

      The designated event purchase feature may discourage or make it more difficult to complete a takeover of Coeur d’Alene Mines Corporation or remove our management. However, the designated event purchase feature is not as a result of management’s knowledge of any specific effort to accumulate Coeur d’Alene Mines Corporation common stock or to obtain control of Coeur d’Alene Mines Corporation by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. We could, in the future, enter into particular types of transactions that would not constitute a designated event under the indenture but could increase the amount of our indebtedness or affect our capital structure or credit ratings. Any payment upon a designated event by us is subordinated to the prior payment in full of senior debt under the indenture.

      If a designated event were to occur, we may not have sufficient financial resources to pay the purchase price. Any future debt agreements may restrict or prohibit our repurchase of notes for cash. If a designated event occurs at a time we are prohibited from repurchasing the notes, we would seek to obtain the consent of our lenders. If we are unable to obtain a consent or refinance the notes, we would be prohibited from repurchasing the notes. If we fail to repurchase the notes upon a designated event, we would have an event of default under our indenture. Any default under the indenture may result in a default under our senior debt. In addition, the occurrence of a designated event may cause an event of default under our senior debt. As a result, any repurchase of the notes may, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior debt is paid in full.

      A designated event will be deemed to have occurred upon a “change of control” or a “termination of trading.”

      A “change of control” occurs:

•	when any person or group is or becomes the beneficial owner of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of our directors (“voting stock”);

•	when we consolidate with or merge into any other corporation, or any other corporation merges into us, and, in the case of any such transaction, our outstanding common stock is reclassified into or exchanged for any other property or security, unless our stockholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the voting stock immediately before such transaction;

•	when we convey, transfer or lease all or substantially all of our assets or any subsidiary conveys, transfers, or leases assets representing all or substantially all of the assets of Coeur d’Alene Mines Corporation and its subsidiaries taken as a whole; or

•	any time the continuing directors do not constitute a majority of our board of directors, or, if applicable, a successor corporation to us.

      However, a change of control shall not be deemed to have occurred if at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

      The definition of change of control includes a phrase relating to the lease, transfer or conveyance of all or “substantially all” of our assets. There is no precise established definition of all or “substantially all” under applicable law. As a result, your ability to require us to repurchase the notes as a result of a lease, transfer or conveyance of less than all of our assets may be uncertain.

      “Continuing directors” means any member of our board of directors who:

•	was a member of the board of directors on the date of the indenture; or

•	was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

      “Termination of trading” will be deemed to have occurred if our common stock, or other common stock into which the notes are then convertible, is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

Merger, Consolidation or Sale of Assets

      We may not consolidate or merge with or into, whether or not we are the surviving corporation, any person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets unless:

•	we are the surviving corporation, or the person formed by or surviving any such consolidation or merger (if other than us) or the person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

•	the entity or person formed by or surviving any such consolidation or merger (if other than us) assumes all our obligations under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

•	the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our properties or assets shall be as an entirety or virtually as an entirety to one person and such person shall have assumed all our obligations under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

•	immediately after such transaction no default or event of default exists; and

•	we or such person shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

Modification and Waiver

      Except as otherwise described below, the consent of the holders of a majority of the principal amount of the outstanding notes is required to amend or modify the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any note;

•	make any change to the rights of holders of notes to receive payments of principal or interest on the notes;

•	reduce the principal amount of, or any premium or interest on, any note;

•	reduce the amount of principal payable upon acceleration of the maturity of the notes;

•	change the time, place or currency of payment of principal of, or any premium or interest on, any note;

•	waive a redemption payment with respect to any note;

•	impair the right to institute suit for the enforcement of any payment on any note;

•	impair the right to convert the notes into common stock;

•	modify the subordination provisions in a manner adverse to the holders of the notes;

•	modify the conversion provisions in a manner adverse to the holders of the notes;

•	make any change relating to waiver of past defaults;

•	reduce the percentage in principal amount of notes required for modification or amendment;

•	reduce the percentage in principal amount of notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	waive a default in the payment of the designated event payment or the principal or interest on a note, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration; or

•	make any change in the foregoing modification and waiver provisions.

      Holders of a majority in principal amount of the notes may waive any past default under the indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding note.

      However, we and the trustee may amend or supplement the indenture or the notes without the consent of any holder of notes:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes;

•	to provide for a merger or consolidation;

•	to provide for any additional rights or benefits to the holders of the notes;

•	to make any change that does not adversely affect the legal rights of any such holder under the indenture; or

•	to comply with requirements of the SEC in order to qualify, or maintain the qualification of, the indenture under the Trust Indenture Act.

Events of Default

      The following will be events of default under the indenture:

•	we fail to pay principal or premium on the notes when due; whether or not prohibited by the subordination provisions of the indenture;

•	we fail to pay interest on the notes for 30 days after the due date, whether or not prohibited by the subordination provisions of the indenture;

•	we fail to provide timely notice of a designated event;

•	we fail to pay the designated event payment when due, whether or not prohibited by the subordination provisions of the indenture;

•	we fail to comply with any of our other covenants and agreements in the indenture for 60 days after written notice has been given by the trustee or the holders of at least 25% in aggregate principal amount of the notes as provided in the indenture;

•	certain bankruptcy, insolvency or reorganization events that affect us or any of our material subsidiaries;

•	we or one of our subsidiaries defaults under any mortgage, indenture or instrument for money borrowed, or the payment of which is guaranteed by us or one of our subsidiaries, which default (A) is caused by a failure to pay when due principal or interest on such indebtedness within the grace period provided in such indebtedness, which failure continues beyond the longer of any applicable grace period or 30 days (a “payment default”) or (B) results in the acceleration of the indebtedness prior to maturity and, in each case, the principal amount of such indebtedness, together with any other indebtedness under which there has been a payment default or the maturity of which has been accelerated, aggregates $10.0 million or more; and

•	either we or one of our subsidiaries fails to pay final judgments aggregating in excess of $10.0 million, which judgments are not stayed within 60 days after their entry, subject to limited exceptions.

      If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare all of the notes to be immediately due and payable. In case of certain events of bankruptcy, insolvency or reorganization involving us or any material subsidiary, all outstanding notes will automatically become immediately due and payable without further action or notice. Any payment by us on the notes following any such acceleration will be subject to the subordination provisions of the indenture. After any acceleration, but before a judgment or decree based on acceleration, holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived as provided in the indenture.

      Holders may not enforce the indenture except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee in case of an event of default, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to these indemnification provisions, holders of a majority in aggregate principal amount of the outstanding notes will have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the trustee; or

•	exercise any trust or power conferred on the trustee with respect to the notes.

      The trustee may withhold from holders of the notes notice of any continuing default or event of default, if the trustee determines that withholding notice is in the holder’s best interest except in the case of a default or event of default relating to payment on the notes.

      No holder of a note will have any right to institute any proceeding with respect to the indenture unless:

•	the holder has previously given to the trustee written notice of a continuing event of default;

•	such noteholder or noteholders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes have made a written request and offered reasonable indemnity to the trustee to institute this proceeding; and

•	the trustee has failed to institute such proceeding, within 60 days after this notice, request and offer.

      However, these limitations do not apply to a suit instituted by a holder of a note for the enforcement of payment of the principal, premium, if any, or interest on the note on or after the due date specified in the note.

      The holders of a majority in aggregate principal amount of the outstanding notes may by notice to the trustee waive any existing default or event of default and its consequences under the indenture except a continuing default or event of default in the payment of the designated event payment or interest on, or the principal of, the notes.

      We are required to deliver to the trustee annually a statement regarding compliance with the indenture. We are also required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Transfer and Exchange

      Holders may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require the holder to furnish appropriate endorsements and transfer documents. We may require the holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to exchange or register the transfer of:

•	any note for a period of 20 days next preceding any selection of notes to be redeemed;

•	any note selected for redemption; or

•	any note surrendered for repurchase and not withdrawn in connection with a designated event.

Reports

      Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will file the SEC and furnish to the holders upon request all quarterly and annual financial information required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors.

Purchase and Cancellation

      Either we or one of our subsidiaries may, to the extent permitted by applicable law, purchase notes at any price in the open market or otherwise.

      All notes surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion shall be delivered to the trustee. All notes delivered to the trustee shall be canceled promptly by the trustee. No notes shall be authenticated in exchange for any canceled notes.

Replacement of Notes

      We will replace notes that become mutilated, destroyed, stolen or lost at your expense upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

Governing Law

      The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

Concerning the Trustee

      The rights of the trustee, should it become a creditor of Coeur d’Alene Mines Corporation, to obtain payment of claims is limited under the indenture. The trustee will be permitted to engage in other transactions. However, if the trustee acquires any conflicting interest it must either eliminate the conflict within 90 days, apply to the SEC for permission to continue, or resign. An affiliate of the trustee is also the transfer agent for our common stock.

      The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. In case an event of default has occurred and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Global Notes and Book-Entry System

      The notes were initially issued in certificated form. Any holder may elect to surrender a certificated note in exchange for a global note, provided that any and all of the Depository Trust Company’s (“DTC’s”) requirements with respect thereto are satisfied.

      The notes may be issued in the form of one or more global notes. The global notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee, who will be the global notes holder. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participating organizations or “participants” in such system or indirectly through organizations that are participants in such system.

Exchanges of Global Notes for Certificated Notes

      We will issue notes in certificated form to DTC for owners of beneficial interests in a global note if:

•	DTC notifies us that it is unwilling or unable to continue as depositary and we are unable to locate a qualified successor within 90 days or if at any time DTC, or any successor depositary, ceases to be a “clearing agency” under the Exchange Act;

•	an event of default relating to the notes occurs; or

•	we decide in our sole discretion to terminate the use of the book-entry system for the notes through DTC.

Depositary Procedures

      DTC has advised us as follows:

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“direct participants”) deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC system is also available to others like securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

      Purchases of global notes under the DTC system must be made by or through direct participants, which will receive a credit for the global notes on DTC’s records. The beneficial interest of each actual purchaser of each global note (a “beneficial owner”) is in turn to be recorded on the records of the direct participant and indirect participant. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participant or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of direct participants and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in global notes, except in the event that use of the book-entry system for the global notes is discontinued.

      To facilitate subsequent transfers, all global notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or any other name as may be requested by an authorized representative of DTC. The deposit of global notes with DTC and their registration in the name of Cede & Co. or any other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes; DTC’s records reflect only the identity of the direct participants to whose accounts those global notes are credited, which may or may not be the beneficial owners. The direct participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices with respect to the global notes shall be sent to Cede & Co. If less than all of the principal amount of the notes is to be redeemed, we believe that DTC’s current practice is to determine by lot the interests of the direct participants to be redeemed.

      Neither DTC nor Cede & Co. (or any other nominee of DTC) will consent or vote with respect to the global notes. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the global notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

      Principal, premium, if any, and interest payments in respect of the global notes will be made to Cede & Co. or any other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by direct participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of each such participant and not that of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Principal, premium, if any, and interest payments in respect of the global notes to Cede & Co. (or other nominee requested by an authorized representative of DTC) is our responsibility; disbursement of such payments to direct participants shall be the responsibility of DTC and disbursement of such payments to the beneficial owners shall be the responsibility of direct participants and indirect participants.

      DTC may discontinue providing its services as securities depository with respect to the global notes at any time by giving reasonable notice to us or the trustee. Under these circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed and delivered to DTC.

      We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificated notes will be printed and delivered to DTC.

      The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to those persons may be limited. In addition, because DTC can act only on behalf of direct participants, which, in turn, act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing that interest.

      The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information. Although DTC has agreed to these procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the trustee nor any agents of ours or the trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of its obligations under the rules and procedures governing its operations.

DESCRIPTION OF COMMON STOCK

      The following description of our common stock sets forth general terms and provisions of the stock to which a prospectus supplement that provides that our common stock will be issued upon conversion of the notes into common stock may relate. The following description of our common stock is not complete and is qualified in its entirety by reference to our Articles of Incorporation and Bylaws. We urge you to read our Articles of Incorporation which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See the information under the heading “Where You Can Find More Information.”

Common Stock

      We are authorized to issue up to 125,000,000 shares of common stock, par value $1.00 per share, of which, 73,958,941 shares were outstanding and 1,059,211 shares were held as treasury stock at May 31, 2002.

      The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders may not cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other security. The outstanding common stock is fully-paid and non-assessable.

      Our Articles of Incorporation include what is, in effect, a fair price provision applicable to certain business combination transactions in which we may be involved. The provision requires that an interested shareholder (which is defined to mean a beneficial holder of 10% or more of our outstanding shares of common stock) not engage in certain specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met:

•	a majority of the directors who are unaffiliated with the interested shareholder and were directors before the interested shareholder became an interested shareholder approve the transaction;

•	holders of 80% or more of the outstanding shares of common stock approve the transaction; or

•	the shareholders are all paid a “fair price,” i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the interested shareholder acquired its block.

      By discouraging certain types of hostile takeover bids, the fair price provision may tend to insulate our current management against the possibility of removal. We are not aware of any person or entity proposing or contemplating such a transaction.

      The transfer agent and registrar for our common stock, which is listed on the NYSE, is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, N.J.

SELLING SECURITYHOLDERS

      The following table sets forth information regarding the ownership of the notes and the aggregate of (i) the number of shares of common stock into which such notes are convertible and (ii) an estimated number of shares of common stock that may be issued by us in lieu of cash for interest on the notes, which are held by the persons who may from time to time be selling securityholders of the securities set forth opposite their names.

	Principal Amount of	Shares of Common Stock
Selling Securityholders	Notes That May Be Sold	That May Be Sold

Lonestar Partners L.P.	$5,999,000	5,232,290
The Conus Fund L.P.	1,498,000	1,306,546
East Hudson Inc. (BVI)	331,000	288,696
The Conus Fund Offshore Ltd.	226,000	197,115
JMB Capital Partners, L.P.	6,041,000	5,268,922
Langley Partners, L.P.	2,685,000	2,341,839
Quantico Partners, L.P.	1,007,000	878,298
Gryphon Master Fund, L.P.	3,692,000	3,220,139

Total	$21,479,000	18,733,845

PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of (i) the notes, (ii) the underlying common stock or (iii) the common stock issued by us in lieu of cash for interest due on the notes, offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes, the underlying common stock or the common stock issued by us in lieu of cash for interest due on the notes.

      The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

      If the notes, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

      The notes, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

      In connection with the sales of the notes, the underlying common stock or the common stock issued by us in lieu of cash for interest due on the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the common stock in the course of hedging their positions. The selling securityholders may also sell short the notes, the underlying common stock or the common stock issued by us in lieu of cash for interest due on the notes and deliver notes, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes to close out short positions, or loan or pledge notes, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes to broker-dealers that, in turn, may sell the notes, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes, the underlying common stock or the common stock issued by us in lieu of cash for interest due on the notes by the selling securityholders. Selling securityholders may decide not to sell all or a portion of the notes, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes offered by them pursuant to this prospectus or may decide not to sell notes, the underlying common stock or the common stock issued by us in lieu of cash for interest due on the notes under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes by other means not described in this prospectus. Any notes, underlying common stock or common stock issued by us in lieu of cash for interest due on the notes covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

      Under the registration rights agreement, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

      If required by the rules and regulations of the SEC, we will include in a prospectus supplement additional information about the method of distribution of the notes, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes offered hereby.

LEGAL MATTERS

      The legality of the notes offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angles, California. The legality of the common stock offered hereby will be passed upon for us by William F. Boyd.

EXPERTS

      The financial statements included and incorporated by reference in this prospectus, and elsewhere in the registration statement of which this prospectus forms a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION;

INCORPORATION OF DOCUMENTS BY REFERENCE

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

      This prospectus represents only a summary of the information presented in it, and incorporates by reference certain documents we have filed with the Commission.

      The following Coeur documents are incorporated by reference:

1. Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended;

2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

3. Current Report on Form 8-K filed May 22, 2002;

4. The description of our common stock contained in our Registration Statement on Form 8-A (File No. 1-08641) filed March 28, 1990, and any amendments or reports filed for the purpose of updating that description; and

5. All documents filed by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before termination of this offering of notes.

      References herein to “this prospectus” are intended to include the documents incorporated by reference, which are an integral part of this prospectus. You should obtain and review carefully copies of the documents incorporated by reference. Any statement contained in the documents incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Information that we later file with the Commission before the termination of this offering of notes will automatically modify and supersede the information previously incorporated by reference and the information in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You may request a copy of these filings, without exhibits, at no cost by writing or contacting us by telephone at the following address:

Corporate Secretary
Coeur d’Alene Mines Corporation
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

      The following table sets forth the estimated fees and expenses payable by the Company in connection with the issuance and distribution of the securities registered hereby:

SEC Registration fee		$—
NYSE listing fee		66,500
Printing, duplicating and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		5,000
Miscellaneous		*

Total	$	*

* To be filed by amendment

Item 15.     Indemnification of Directors and Officers.

      Under Title 30, Section 30-1-5 of the Idaho Code and Article VI(b) of the Registrant’s By-Laws, the Registrant’s directors and officers may be indemnified against certain liabilities which they may incur in their capacities as such. The material terms of the indemnification provisions are indemnification:

•	with respect to civil, criminal, administrative or investigative proceedings brought because the defendant is or was serving as an officer, director, employee or agent of the Company;

•	for judgments, fines and amounts paid in settlement reasonably incurred;

•	if the defendant acted in good faith and reasonably believed in the case of conduct in his official capacity that his conduct was in the best interests of the Company, and in all other cases that his conduct was at least not opposed to the best interests of the Company; and

•	if, with respect to a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

      Attorney’s fees are included in such indemnification to the extent the indemnified party is successful on the merits in defense of the proceeding. If the foregoing criteria are met, indemnification also applies to a suit threatened or pending by the Company against the officer, director, employee or agent with respect to attorney’s fees unless there is negligence on the part of the indemnified party. Indemnification is made only upon a determination by the Company that it is proper under the circumstances because the applicable standard is met. The determination shall be made by a majority vote of:

•	a quorum of the board of directors consisting of those persons who are not parties to the proceeding;

•	if such a quorum is not available, by independent legal counsel in writing; or

•	by the shareholders.

      Generally, expenses for defense may be paid in advance of final disposition of the proceeding if the indemnified party provides a written affirmation of his good faith belief that he has met the relevant standard of conduct under the Idaho Code and further provides a written undertaking to repay such amounts if it is determined that the applicable standard has not been met. The Registrant also has an officers’ and directors’ liability insurance policy. This insurance policy contains a limit of liability of $10 million with a retention to the Company of $500,000, on a claims made basis. The policy covers claims against officers and directors for “wrongful acts” and also reimburses the Company to the extent the Company indemnifies officers and directors in accordance with applicable law and its by-laws. “Wrongful act” is defined to mean any breach of duty, neglect, error, misstatement, misleading statement, omission or act by the directors or officers of the Company in their respective capacities as such, or any matter claimed against them solely by reason of their status as directors or officers of the Company. The policy contains numerous exclusions of liability which are exceptions to coverage.

Item 16.     Exhibits.

      See Exhibit Index attached hereto and incorporated by reference.

Item 17.     Undertakings.

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(6) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur d’Alene, State of Idaho, on this 3rd day of June, 2002.

COEUR D’ALENE MINES CORPORATION

By:	/s/ DENNIS E. WHEELER

Dennis E. Wheeler
Chairman of the Board, President and
Chief Executive Officer

POWERS OF ATTORNEY

      KNOWN ALL PERSONS BY THESE PRESENT, that each persons whose signature appears below hereby constitutes and appoints Dennis E. Wheeler and Geoffrey A. Burns, and each of them severally, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place, and stead in any and all capacities to sign any and all amendments (including post-effective amendments and amendments filed pursuant to 462(b) under the Securities Act of 1933) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities And Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-facts and agents or any of them, or of his substitute or substitutes, may lawfully do to cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DENNIS E. WHEELER Dennis E. Wheeler	Chairman of the Board of Directors, President, Chief Executive Officer and Director (Principal Executive Officer)	June 3, 2002

/s/ GEOFFREY A. BURNS Geoffrey A. Burns	Senior Vice President and Chief Financial Officer (Principal Accounting Officer)	June 3, 2002

/s/ WAYNE L. VINCENT Wayne L. Vincent	Controller and Chief Accounting Officer (Principal Accounting Officer)	June 3, 2002

/s/ CECIL D. ANDRUS Cecil D. Andrus	Director	June 3, 2002

/s/ JOSEPH C. BENNETT Joseph C. Bennett	Director	June 3, 2002

Signature	Title	Date

/s/ JAMES J. CURRAN James J. Curran	Director	June 3, 2002

/s/ XAVIER GARCIA DE QUEVEDO TOPETE Xavier Garcia de Quevedo Topete	Director	June 3, 2002

James A. McClure	Director	June 3, 2002

/s/ ROBERT E. MELLOR Robert E. Mellor	Director	June 3, 2002

/s/ JOHN H. ROBINSON John H. Robinson	Director	June 3, 2002

Daniel Tellechea Salido	Director	June 3, 2002

/s/ TIMOTHY R. WINTERER Timothy R. Winterer	Director	June 3, 2002

EXHIBIT INDEX

Exhibit
Number		Description

*4	(a)	Articles of Incorporation of the Registrant and amendments thereto. (Incorporated herein by reference to Exhibit 3(a) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1988).
*4	(b)	Bylaws of the Registrant and amendments thereto. (Incorporated herein by reference to Exhibit 3(b) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1988).
*4	(c)	Certificate of Designations, Powers and Preferences of the Series A Junior Preferred Stock of the Registrant, as filed with Idaho Secretary of State on May 25, 1989 (Incorporated herein by reference to Exhibit 4(a) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1989).
*4	(d)	Restated and Amended Articles of Incorporation of the Registrant as filed with the Secretary of State of the State of Idaho effective September 13, 1999. (Incorporated herein by reference to Exhibit 3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).
4	(e)	Indenture, dated as of May 31, 2002, by and between the Registrant and The Bank of New York, as trustee, relating to the Registrant’s 13 3/8% Convertible Senior Subordinated Notes due 2003.
**5	(a)	Legal opinion of Gibson, Dunn & Crutcher LLP regarding the legality of the notes being registered under this registration statement.
**5	(b)	Legal opinion of William F. Boyd regarding the legality of the common stock being registered under this registration statement.
12		Statement regarding computation of ratio of earnings to fixed charges.
23	(a)	Consent of Arthur Andersen LLP.
**23	(b)	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5(a)).
**23	(c)	Consent of William F. Boyd (included in Exhibit 5(b)).
24		Powers of Attorney. (Included on Page II-4 as part of the signature pages hereto).
25		Statement of Eligibility of Trustee on Form T-1.
*99	(a)	Purchase Agreement, dated as of May 13, 2002, made and entered into by and among the Registrant and each of the persons signatory and listed on Annex A thereto (Incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2002).
99	(b)	Registration Rights Agreement, dated as of May 31, 2002, by and among the Registrant and each of the selling securityholders signatory thereto.

*	Previously filed.
**	To be filed by amendment.